UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
   --------------------------------------------------------------------------

                             Washington, D.C. 20549


                                 SCHEDULE 13G/A
                                (Amendment No.2)

                                 (Rule 13d-102)

 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b), (c)
              AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

                    Under the Securities Exchange Act of 1934

                           UNITY WIRELESS CORPORATION
 ----------------------------------------------------------------------------
                                (Name of Issuer)
                         Common Stock, par value $0.001*
 ----------------------------------------------------------------------------
                         (Title of Class of Securities)
                                   913347 10 0
                      -------------------------------------
                                 (CUSIP Number)
                                December 31, 2007
 ----------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)
Check the following box to designate the rule pursuant to which the Schedule is filed:

         [] Rule 13d-1(b)

         [x] Rule 13d-1(c)

         [] Rule 13d-1(d)

   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



* As some of the securities beneficially owned by the Reporting Persons reflect shares of Preferred Stock convertible into shares of Common Stock, the figures in this statement are shown on an as converted basis.

                                  Schedule 13G
CUSIP NO. 913347 10 0
--------------------------------------------------------------------------
       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only). Blue Rose Management Services Ltd.
--------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)                                     [ ]

           (b)                                     |X|
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       3.  SEC Use only
--------------------------------------------------------------------------
       4. Place of Organization                      Israel
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Number of           5.  Sole Voting Power      25,276,314 Common Shares*
Shares              ----------------------------------------------------
Beneficially        6. Shared Voting Power    0
Owned by Each       ----------------------------------------------------
Reporting           7. Sole Dispositive Power  25,276,314 Common Shares*
Person With:
                    ----------------------------------------------------
                    8. Shared Dispositive Power 0
                    ----------------------------------------------------
        9. Aggregate Amount Beneficially Owned
           by Each Reporting Person              25,276,314 Common Shares*

       10. Check if the Aggregate Amount in Row (9)  Excludes Certain Shares

       11. Percent of Class Represented by Amount in Row (9) 12.27%**

       12. Type of Reporting Person: PN






-----------------------------------------------------------------------------
* Includes preferred stock convertible into 16,649,925 shares of Common Stock (the "Shares") of which 876,312 Shares are held in escrow for the benefit of the Reporting Person, notes convertible into 1,041,422 Shares, warrants exercisable for 7,531,206 Shares and 53,761 Shares received as interest on convertible notes.

** Based on 205,930,380 Shares outstanding as of November 1, 2007, which include
(i) 180,707,827 Shares issued and outstanding (based on information provided by the Issuer); and (ii) conversion of 16,649,925 convertible preferred shares, conversion of 1,041,422 convertible notes and exercise of warrants exercisable into 7,531,206 Shares by the Reporting Persons.

                                  Schedule 13G
CUSIP NO. 913347 10 0
--------------------------------------------------------------------------
       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only). Valley Venture Capital Limited Partnership
--------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)                                     [ ]

           (b)                                     |X|
--------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------
       4. Place of Organization                      Israel
--------------------------------------------------------------------------
Number of           5.  Sole Voting Power      25,276,314 Common Shares*
Shares              ----------------------------------------------------
Beneficially        6. Shared Voting Power    0
Owned by Each       ----------------------------------------------------
Reporting           7. Sole Dispositive Power  25,276,314 Common Shares*
Person With:
                    ----------------------------------------------------
                    8. Shared Dispositive Power 0
                    ----------------------------------------------------
        9. Aggregate Amount Beneficially Owned
           by Each Reporting Person              25,276,314 Common Shares*

       10. Check if the Aggregate Amount in Row (9)  Excludes Certain Shares

       11. Percent of Class Represented by Amount in Row (9) 12.27%**

       12. Type of Reporting Person: PN






-----------------------------------------------------------------------------
* Includes preferred stock convertible into 16,649,925 shares of Common Stock (the "Shares") of which 876,312 Shares are held in escrow for the benefit of the Reporting Person, notes convertible into 1,041,422 Shares, warrants exercisable for 7,531,206 Shares and 53,761 Shares received as interest on convertible notes.

** Based on 205,930,380 Shares outstanding as of November 1, 2007, which include
(i) 180,707,827 Shares issued and outstanding (based on information provided by the Issuer); and (ii) conversion of 16,649,925 convertible preferred shares, conversion of 1,041,422 convertible notes and exercise of warrants exercisable into 7,531,206 Shares by the Reporting Persons.

                                  Schedule 13G
CUSIP NO. 913347 10 0
---------- ---------------------------------------------------------------
       1. Name of Reporting Persons/
          I.R.S. Identification Nos. of above persons (entities only). David Goldschmidt
--------------------------------------------------------------------------
       2. Check the Appropriate Box if a Member of a Group
           (a)                                     [ ]

           (b)                                     |X|
--------------------------------------------------------------------------
       3.  SEC Use only
--------------------------------------------------------------------------
       4. Place of Organization                      Israel
--------------------------------------------------------------------------
Number of           5.  Sole Voting Power      25,276,314 Common Shares*
Shares              ----------------------------------------------------
Beneficially        6. Shared Voting Power    0
Owned by Each       ----------------------------------------------------
Reporting           7. Sole Dispositive Power  25,276,314 Common Shares*
Person With:
                    ----------------------------------------------------
                    8. Shared Dispositive Power 0
                    ----------------------------------------------------
        9. Aggregate Amount Beneficially Owned
           by Each Reporting Person              25,276,314 Common Shares*

       10. Check if the Aggregate Amount in Row (9)  Excludes Certain Shares

       11. Percent of Class Represented by Amount in Row (9) 12.27%**

       12. Type of Reporting Person: IN





-----------------------------------------------------------------------------
* Includes preferred stock convertible into 16,649,925 shares of Common Stock (the "Shares") of which 876,312 Shares are held in escrow for the benefit of the Reporting Person, notes convertible into 1,041,422 Shares, warrants exercisable for 7,531,206 Shares and 53,761 Shares received as interest on convertible notes.

** Based on 205,930,380 Shares outstanding as of November 1, 2007, which include
(i) 180,707,827 Shares issued and outstanding (based on information provided by the Issuer); and (ii) conversion of 16,649,925 convertible preferred shares, conversion of 1,041,422 convertible notes and exercise of warrants exercisable into 7,531,206 Shares by the Reporting Persons.

Item 1.
     (a) Name of Issuer:
                  Unity Wireless Corporation (the "Issuer").

     (b)   Address of Issuer's Principal Executive Offices:
                  7438 Fraser Park Drive
                  Burnaby, British Columbia, Canada V5J 5B9


Item 2.

(a) Name of Person Filing:

         This Statement is filed by:

(I) Blue Rose Management Services Ltd. ("Blue Rose"), an Israeli company which manages investments primarily in securities of Israeli and Israeli-related companies. Blue Rose is controlled by David Goldschmidt.

(a) Blue Rose Management Services Ltd.
(b) c/o Star Ventures Management; 11 Galgalei Haplada Street, PO Box 12893, Herzeliya Pituach 46733, Israel
(c) n/a
(d) Common Stock
(e) 913347

(II) Valley Venture Capital Limited Partnership; ("Valley VC"), an Israeli limited partnership which manages investments primarily in securities of Israeli and Israeli-related companies. Blue Rose is Valley VC's General Partner Paul Capital Israel Holdings LLC is Valley VC's Limited Partner.

(a) Valley Venture Capital Limited Partnership
(b) c/o Star Ventures Management; 11 Galgalei Haplada Street, PO Box 12893, Herzeliya Pituach 46733, Israel
(c) n/a
(d) Common Stock
(e) 913347

(III) Mr. David Goldschmidt is an Israeli citizen who is a professional investment manager residing in Israel.

(a) Mr. David Goldschmidt
(b) c/o Star Ventures Management; 11 Galgalei Haplada Street, PO Box 12893, Herzeliya Pituach 46733, Israel
(c) Israel
(d) Common Stock
(e) 913347


Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.


Item 4.  Ownership


         As some of the securities beneficially owned by the Reporting Persons reflect shares of Preferred Stock convertible into shares of Common Stock, the figures in this Statement are shown on an as converted basis.

(I) Through Blue Rose, Mr. David Goldschmidt beneficially owns the following:

(a)  Amount beneficially owned: 25,276,314 Shares
(b)  Percent of class: 12.274%
(c)  Number of Shares as to which the person has:
(i)  Sole power to vote or to direct the vote: 25,276,314 Shares
(ii) Shared power to vote or to direct the vote: n/a
(iii)Sole power to dispose or to
     direct the disposition of: 25,276,314 Shares (iv) Shared power to dispose or to direct the disposition of: n/a

(I) Through Valley VC, Blue Rose beneficially owns the following:

(a) Amount beneficially owned: 25,276,314 Shares
(b) Percent of class: 12.274%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 25,276,314 Shares
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 25,276,314 Shares
(iv) Shared power to dispose or to direct the disposition of: n/a

(I) Valley VC holds the following:

(a) Amount beneficially owned: 25,276,314 Shares
(b) Percent of class: 12.274%
(c) Number of Shares as to which the person has:
(i) Sole power to vote or to direct the vote: 25,276,314 Shares
(ii) Shared power to vote or to direct the vote: n/a
(iii) Sole power to dispose or to direct the disposition of: 25,276,314 Shares
(iv) Shared power to dispose or to direct the disposition of: n/a


         Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.


Item 5.  Ownership of Five Percent or Less of a Class
         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].


Item 6. Ownership of More than Five Percent on Behalf of Another Person Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company Not applicable.


Item 8.  Identification and Classification of Members of the Group
         Not applicable.


Item 9.  Notice of Dissolution of Group
         Not applicable.


Item 10.  Certification

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 13, 2008



By:     /s/ David Goldschmidt
        ---------------------
        David Goldschmidt




Blue Rose Management Services Ltd.

By:      /s/ David Goldschmidt
         ----------------------
         David Goldschmidt




Valley Venture Capital Limited Partnership

By:      /s/ David Goldschmidt
         ----------------------
         David Goldschmidt